TCW Galileo Funds, Inc.
Fiscal Year Ending October 31, 2002
Question 77C

On August 5, 2002, a Special Meeting of Shareholders of the TCW Galileo Asia Pacific Equities Fund ("Fund") was held to approve a new sub-advisory agreement between TCW Investment Management Company, the Fund's investment adviser, and SGY Asset Management (Singapore) Ltd. The matter was approved with 1,134,882 shares in favor (87.01%) in favor, with 0 shares against and 0 shares abstaining.